EXHIBIT 12.2

Computation of Ratio of Earnings to Fixed Charges Including Preferred Stock Dividends

	Years ended December 31,
	2012	2011	2010	2009	2008

Excluding interest on deposits	2.60	2.42	2.27	1.97	1.70
Including interest on deposits	2.11	1.95	1.84	1.57	1.34

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2012	2011	2010	2009	2008

Income before income taxes	$210,375	$195,217	$184,935	$165,406	$108,274

Interest on deposits	$57,556	$68,167	$74,924	$118,297	$163,113
Borrowings and long-term debt	123,756	130,846	139,136	144,573	145,782
1/3 of net rental expense	7,949	7,061	7,046	6,596	5,945
Preferred stock dividends	—	—	—	19,524	2,090

Total fixed charges, including interest on deposits	$189,261	$206,074	$221,106	$288,990	$316,930

Total fixed charges, excluding interest on deposits	$131,705	$137,907	$146,182	$170,693	$153,817